Exhibit 99.8

NICE Actimize Cited as a Leading Vendor for Holistic and Communication
Surveillance in Celent’s Market Surveillance Vendor Report

NICE also cited as a leader in machine learning and cloud services

NEW YORK – June 28, 2016 – NICE Actimize, a NICE Ltd. (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance software for the financial services industry, announced today that the company was positioned as a leading vendor for holistic and communication surveillance in Celent’s 2016 report “Market Surveillance Vendors – Dawn of a New Era.” Celent is a research and advisory firm and a member of the Oliver Wyman Group, which is part of Marsh & McLennan Companies.

“The advances made in technology in the areas of artificial intelligence, big data, cloud computing, and cybersecurity are all helping improve the surveillance capabilities on offer for market participants and regulators alike. The influence of recent regulations such as the Market Abuse Regulation and the use of litigation related to curtail market abuse in the U.S has also been significant in driving innovation and development of surveillance systems,” said Dr. Anshuman Jaswal, Senior Analyst in Celent’s Securities & Investments group, and author of the report. “NICE Actimize is one of the market leaders addressing these issues with holistic and communication surveillance.”

The Celent report, citing NICE as “a pioneer of holistic surveillance capabilities,” also noted, “NICE Actimize provides coverage for all asset classes and clients can choose level of coverage depending on their requirement. It engages in holistic surveillance, combining orders, trades, news, and alerts with electronic communication, voice, and social media. This uses native integration with the recording systems unlike other vendors.”

In the Celent report’s comparison of machine learning capabilities and cloud services, NICE was also one of the leading vendors cited as having significant machine learning capabilities, and using cloud services to enable quicker deployment and better economy for their clients. Stated Celent, “As we deal with ever growing volumes of data and rising trading complexity, the use of supervised machine learning, and unsupervised machine learning in some advanced cases, will simply make it simpler to handle the onerous compliance and regulatory needs.”

“New regulatory guidelines are raising the bar — requirements to detect cross-product and cross-market manipulation are more stringent than ever before,” said Puja Agrawal, VP and General Manager, Financial Markets Compliance, NICE Actimize. “Our vision of holistic surveillance, one that we introduced to market four years ago, has become a game changer for the industry. We are continuing to develop advanced capabilities that enable end-to-end coverage — as electronic trading becomes more complex, new communication methods introduced, and illicit activity more sophisticated, a siloed approach just does not work.”

According to Celent, “NICE Actimize will continue to improve the holistic surveillance capabilities it offers — including enhanced visualization & investigation, cross channel analytics, behavioural analytics, and network risk analytics. It is also working on an enhanced business intelligence offering that will enable business users to intuitively create and share visualizations and analyses and quickly gain insight for better decision-making.”

For more information on NICE Actimize holistic surveillance, please click here.

About Celent
Celent is a research and advisory firm dedicated to helping financial institutions formulate comprehensive business and technology strategies. Celent publishes reports identifying trends and best practices in financial services technology and conducts consulting engagements for financial institutions looking to use technology to enhance existing business processes or launch new business strategies. With a team of internationally based analysts, Celent is uniquely positioned to offer strategic advice and market insights on a global basis. Celent is a member of the Oliver Wyman Group, which is part of Marsh & McLennan Companies [NYSE: MMC].

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE
NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
ir@nice.com

Trademark Note: Actimize, the Actimize logo, NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Ms. Agrawal, are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.